[redacted]

08029866

BTB 3/27

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RMIN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 SHERMAN STREET , SUITE 2700
(No. and Street)

DENVER	COLORADO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Ambos — (303) 839-1431
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400	DENVER	COLORADO	80237
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 2 2008
THOMSON
FINANCIAL

MAR 19 2008
Washington, DC
101

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MV 4/1

OATH OR AFFIRMATION

I, Terrance Wasley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of RMIN SECURITIES, INC., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
CEO
Title

Notary Public

ROXANE B. VIGIL
NOTARY
PUBLIC
STATE OF COLORADO
My Commission Expires 02/28/2011

This report** contains (check all applicable boxes):

- [X] a. Facing page.
- [X] b. Statement of Financial Condition.
- [X] c. Statement of Income (Loss).
- [X] d. Statement of Cash Flows.
- [X] e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] g. Computation of Net Capital.
- [ ] h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.
- [ ] j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
- [ ] k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [X] l. An Oath or Affirmation.
- [ ] m. A Copy of the SIPC Supplemental Report.
- [ ] n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RMIN SECURITIES, INC.

Financial Statements
and
Independent Auditors' Report
December 31, 2007

EKS&H

EHRHARDT ◦ KEEFE
STEINER ◦ HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

RMIN SECURITIES, INC.

Table of Contents

Page

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Accompanying Information

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 10

Independent Auditors' Report on Internal Control Required by SEC Rule 17A-5 11

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E.Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
RMIN Securities, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of RMIN Securities, Inc. (the "Company") as of December 31, 2007, and the related statement of income, changes in stockholder's equity and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RMIN Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 13, 2008
Denver, Colorado

RMIN SECURITIES, INC.

Statement of Financial Condition
December 31, 2007

Assets

Assets		
Cash	$	35,224
Commissions receivable		32,983
Clearing deposit		3,646
Total assets	$	71,853

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable - trade	$	584
Commissions payable		27,376
Total liabilities		27,960
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding		10,000
Retained earnings		345,683
Receivable from parent		(311,790)
Total stockholder's equity		43,893
Total liabilities and stockholder's equity	$	71,853

See notes to financial statements.

RMIN SECURITIES, INC.

Statement of Income
For the Year Ended December 31, 2007

Commission revenue	$ 1,735,144
Commission expense	1,364,198
Gross profit	370,946
Expenses	
General and administrative, parent company	117,600
General and administrative expense	123,324
Total expenses	240,924
Income from operations	130,022
Other income	35,000
Income before income taxes	165,022
Income tax expense	(56,107)
Net income	$ 108,915

See notes to financial statements.

RMIN SECURITIES, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2007

	Common Stock		Retained	Receivable from	Total Stockholder's
	Shares	Amount	Earnings	Parent	Equity
Balance - December 31, 2006	1,000	$ 10,000	$ 236,768	$ (216,220)	$ 30,548
Advances to parent company, net	-	-	-	(95,570)	(95,570)
Net income	-	-	108,915	-	108,915
Balance - December 31, 2007	1,000	$ 10,000	$ 345,683	$ (311,790)	$ 43,893

See notes to financial statements.

RMIN SECURITIES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$ 108,915
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Commissions receivable	31,687
Clearing deposit	2,079
Receivable from parent company	(95,570)
Accounts payable - trade	(4,172)
Commissions payable	(27,716)
	(93,692)
Net cash provided by operating activities	15,223
Net increase in cash	15,223
Cash - beginning of year	20,001
Cash - end of year	$ 35,224

See notes to financial statements.

RMIN SECURITIES, INC.

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

RMIN Securities, Inc. (the "Company") was incorporated in the state of Colorado on September 30, 1998. The Company primarily serves as an intermediary between insurance agents and insurance companies facilitating the issuance of variable life insurance policies. The Company's business is predominantly located within the Rocky Mountain region.

Prior to 2003, the Company's NASD Membership Agreement limited the Company's business to the distribution of mutual funds and/or variable life insurance or annuities. While the Company's operations continue to consist nearly entirely of the insurance intermediary services described above, the Company became a general securities broker-dealer under the Securities Exchange Act of 1934 (the "Act") during 2003. The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Act and does not carry customer accounts or clear customer transactions. Accordingly, all such transactions are executed and cleared on behalf of the Company by Legent Clearing Corporation ("Legent") on a fully disclosed basis. The Company's agreement with Legent provides that, as clearing broker, Legent will keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act and performs all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to Legent. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

As discussed below and in Note 2, a significant portion of the expenses of the Company are incurred by its parent and are not reflected in the accompanying financial statements. Accordingly, this affiliation and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements. The operating results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

Basis of Presentation

The Company is a wholly owned subsidiary of Rocky Mountain Insurance Network, Inc. ("RMIN"). As a result of Financial Industry Regulatory Authority ("FINRA") requirements, certain expenses of the Company, including income tax expense, if any, are paid by RMIN on behalf of the Company (Note 2).

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of 3 months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2007.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk (continued)

During the year ended December 31, 2007, 1 customer accounted for approximately 10% of total revenue. As of December 31, 2007, 3 customers accounted for approximately 70% of total commissions receivable.

Clearing Deposit

Clearing deposit includes deposits with Legent to offset certain risks assumed by Legent related to clearing and settling securities and cash transactions on behalf of the Company's customers.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash, receivables, deposits and commissions payable approximated fair value as of December 31, 2007 because of the relatively short maturity of these instruments.

Revenue Recognition and Commissions Receivable

The Company recognizes revenue upon the issuance of the underlying life insurance policy. Revenue from stock transactions is recorded on a trade date basis, which is the date that a transaction is executed. Commissions receivable are typically received in full shortly after the receivable is recorded and management has determined that no allowance for uncollectible amounts is necessary. The Company historically has not experienced losses from uncollectible accounts.

Income Taxes

The Company files a consolidated return with RMIN. As discussed in Note 2, income tax expense or benefit of the Company is paid or received by RMIN.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Party Transactions

Pursuant to an agreement with the Company, RMIN pays significant expenses incurred by the Company. These expenses include rent, salaries and benefits, office and supplies expense, income taxes and almost all other expenses of the Company. Related expenses of $117,600 were reimbursed by the Company. As of December 31, 2007, the Company had advanced $311,790 to RMIN in the form of non-interest bearing advances which are due on demand.

Note 3 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000. The Company's net capital as of December 31, 2007 was $43,893 of which $38,893 is eligible for distribution to RMIN. Net capital may fluctuate on a daily basis. Additionally, SEC rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital ratio was 0.64 to 1 as of December 31, 2007.

Note 4 - Other Income

Ancillary to the consolidation of the National Association of Securities Dealers and NYSE Member Regulation, the Company received a one-time special payment from FINRA of $35,000. This payment, for purposes of net capital calculations, is treated as an allowable asset.

Note 5 - Commitments and Contingencies

During the normal course of business, the Company is subject to inquiries by the Securities and Exchange Commission as well as the Financial Industry Regulatory Authority. Management does not believe the impact of such inquiries will have a material effect, if any, on the accompanying financial statements.

ACCOMPANYING INFORMATION

RMIN SECURITIES, INC.

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

Net Capital

Total stockholder's equity	$	43,893
Additions/deductions - none		-
Net capital	$	43,893

Aggregate Indebtedness

Accounts payable - trade	$	584
Commissions payable		27,376
Total aggregate indebtedness	$	27,960

Computation of Basic Net Capital Requirements

Required minimum net capital (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	38,893
Ratio of aggregate indebtedness to net capital		0.64

Reconciliation with Company's computation:

There is no difference from the Company's computations included in its Part II of Form X-17A-5, as amended, as of December 31, 2007 and the audited computation above.

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors and Stockholder
RMIN Securities, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedule of RMIN Securities, Inc. (the "Company") for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

• DENVER • FORT COLLINS • BOULDER •
www.EKSH.com

The Board of Directors and Stockholder
RMIN Securities, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 13, 2008
Denver, Colorado